Sun Life Financial Inc.
Annual Meeting of Shareholders
May 11, 2005

Report on Voting Results

National Instrument 51-102 – Section 11.3

Election of Directors

The following nominees were elected by ballot as directors of the Corporation until the next Annual Meeting:

Name of Nominee	Votes For	%	Votes Withheld	%

James C. Baillie	254,204,300	99.84	419,669	0.16
George W. Carmany, III	254,207,985	99.84	415,984	0.16
William R. Fatt	252,342,338	99.10	2,281,631	0.90
David A. Ganong	254,170,251	99.82	453,718	0.18
Germaine Gibara	254,203,216	99.83	420,753	0.17
Krystyna T. Hoeg	254,199,972	99.83	423,997	0.17
David W. Kerr	254,204,102	99.84	419,867	0.16
Idalene F. Kesner	254,161,272	99.82	462,697	0.18
Bertin F. Nadeau	253,968,109	99.74	655,860	0.26
Ronald W. Osborne	253,890,133	99.71	733,836	0.29
C. James Prieur	254,228,089	99.84	395,880	0.16
Donald A. Stewart	254,230,892	99.85	393,077	0.15
W. Vickery Stoughton	254,140,791	99.81	483,178	0.19

Appointment of Auditors

The following were the results of the ballot to appoint Deloitte & Touche LLP as Auditors of the Corporation:

Outcome	Votes For	%	Votes Withheld	%

Carried	252,026,862	99.00	2,544,825	1.00

Shareholder Proposal No. 1

The following were the results of the ballot conducted for Shareholder Proposal No. 1– Candidates for Director must receive at least 75% support:

Outcome	Votes For	%	Votes Against	%

Defeated	5,097,116	2.09	238,770,161	97.91

Shareholder Proposal No. 2

The following were the results of the ballot conducted for Shareholder Proposal No. 2 – Directors who change principal occupation shall resign:

Outcome	Votes For	%	Votes Against	%

Defeated	4,292,168	1.76	239,566,703	98.24

Shareholder Proposal No. 3

The following were the results of the ballot conducted for Shareholder Proposal No. 3 – Disclosure of voting by the Company’s mutual funds:

Outcome	Votes For	%	Votes Against	%

Defeated	31,013,822	12.72	212,844,436	87.28

Shareholder Proposal No. 4

The following were the results of the ballot conducted for Shareholder Proposal No. 4 – Meaningful quorums:

Outcome	Votes For	%	Votes Against	%

Defeated	19,503,416	8.00	224,355,873	92.00

Shareholder Proposal No. 5

The following were the results of the ballot conducted for Shareholder Proposal No. 5 – Disclose ratio of executive compensation to net revenue:

Outcome	Votes For	%	Votes Against	%

Defeated	36,453,990	14.96	207,195,704	85.04

Shareholder Proposal No. 6

The following were the results of the ballot conducted for Shareholder Proposal No. 6 – Disclosure of ratio of Directors’ compensation to net revenue:

Outcome	Votes For	%	Votes Against	%

Defeated	10,660,907	4.37	233,422,333	95.63

Shareholder Proposal No. 7

The following were the results of the ballot conducted for Shareholder Proposal No. 7 – Disclosure of potential liability to participating policyholders:

Outcome	Votes For	%	Votes Against	%

Defeated	8,140,033	3.34	235,725,394	96.66

Shareholder Proposal No. 8

The following were the results of the ballot conducted for Shareholder Proposal No. 8 – No conflict of interest for Policyholders’ Directors:

Outcome	Votes For	%	Votes Against	%

Defeated	5,284,800	2.17	238,568,365	97.83

Shareholder Proposal No. 9

The following were the results of the ballot conducted for Shareholder Proposal No. 9 – All elections shall be truly democratic:

Outcome	Votes For	%	Votes Against	%

Defeated	6,196,027	2.54	237,662,963	97.46

Shareholder Proposal No. 10

The following were the results of the ballot conducted for Shareholder Proposal No. 10 – The company shall make amends for participation in MFP leasing deals:

Outcome	Votes For	%	Votes Against	%

Defeated	2,803,340	1.15	241,035,203	98.85

/ s / “Joan M. Wilson”
Joan M. Wilson
Vice-President and Corporate Secretary

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